

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2010

Bruce G. Kelley
President and Chief Executive Officer
EMC Insurance Group Inc.
717 Mulberry Street
Des Moines, Iowa 50309

  Re: EMC Insurance Group Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Filed March 15, 2010
    File Number 000-10956

    Definitive Proxy Statement
    Filed April 8, 2010

Dear Mr. Kelley:

  We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,

       Jeffrey Riedler
       Assistant Director